Exhibit 99.1
Operating and Financial Review and Prospects

OPERATING RESULTS
Reclassification - Description of accounting policies changed during 2020.
During the period ended September 30, 2020, the Company has changed its accounting policy related to the application of IAS 29, Inflation Accounting, that was implemented in 2018. The cumulative initial effect of inflation accounting until December 31, 2017 divided by the exchange rate at that date was recognized directly in equity, in the line “Adjustment of opening balance for the application of IAS 29”, as part of retained earnings. The ongoing effect of hyperinflation adjustment and retranslation of comparative amounts to closing exchange rates after initial recognition was recognized in Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”).

The Company decided to change its accounting policy for the presentation of the effect of initially applying IAS 29, and reclassify it to Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”); instead of presenting it within retained earnings. This change in the presentation policy was in order to provide uniformity of disclosure for the same concept and only required a reclassification of the constituent elements of the equity and does not affect total shareholders equity.

In addition, and related to hyperinflation accounting, the Company has changed its accounting policy for the presentation of finance income /expenses. Until June 2020, the Company had elected not to segregate the impact of inflation on financial results. The company has decided to change its presentation policy and segregate the impact of inflation over financial results, considering the segregation of such effects provides reliable and more relevant information. Financial results will be presented reflecting interest and exchange difference, net of its inflation effects. This change represents only a reclassification within Financial results and does not have any impact on total financial results, net or net income.

Trends and Factors Affecting Our Results of Operations
COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus is impacting economic activity worldwide and poses the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure. Given the uncertainty around the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures, it is not possible to predict the COVID-19’s effects on the industry, generally, and to reasonably estimate the financial effect on the Company.

In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures.

In Argentina, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”) which has already been partially reverted as of the day of this report.
As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions.

Company measures

In order to guarantee the hygiene and safety conditions established by the Ministry of Health and to preserve the health of the employees in our subsidiaries, Adecoagro has enacted Prevention and Action Protocols tailored for each facility, in addition to constituting Crisis Committees. Measures taken include but are not limited to: (i) daily temperature check upon arrival to the facility, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the lunch room and vehicles

(iv) sanitary barriers, (iv) special protective attire. Additionally, remote work has been guaranteed for the duration of the Mandatory Isolation Regime for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Most of our businesses are operating without any major disruption both at the farm and industry level as well as on the road and at the ports. However, the demand of our products, mainly ethanol in Brazil, has been reduced as a consequence of the lockdown decided by the authorities in connection with the pandemic. Nevertheless, we are optimizing our production mix, in order to mitigate such reduction in demand.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.

The Company has enacted prevention and action protocols tailored for each facility and activity, in addition to constituting crisis committees to monitor the Company’s response to the pandemic.

Measures taken include but are not limited to: (i) body temperature controls at entrances of each facility and other critical check points, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the conferences rooms, lunch room and vehicles (iv) sanitary barriers, (v) special protective attire and masks, (vi) mandatory quarantines for those who have been in contact with travelers or with symptomatic persons, (vii) training programs and information about how to prevent the risks of transmission of COVID-19, (viii) hired an infectious disease specialist to further assess on site. Additionally, remote work has been guaranteed for the duration of the Pandemic for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities. Despite the COVID-19, all our businesses have been operating without any major disruption both at the farm and industry levels.

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.
The following table sets forth our average crop, rice and sugarcane yields per hectare for the harvest year periods indicated:

	2020/2021	2019/2020	% Change
	Harvest Year (1)	Harvest Year (1)	2019/2020 - 2018/2019
Corn (2)	6.2	6.6	(6.1)%
Soybean	2.8	2.7	3.7%
Soybean (second harvest)	2.2	2.0	10.0%
Wheat (3)	2.8	3.2	(12.5)%
Peanut	3.0	3.4	(11.8)%
Sunflower	1.8	1.9	(5.3)%
Rice	7.8	6.7	16.4%
Sugarcane (4)	77.9	75.2	3.6%

(1)The table above sets forth current yields in respect of harvest years as of June 30. The portion of harvested area completed as of June 30, 2020 was 100% for wheat, 64% for corn, 100% for soybean first harvest, 96% for soybean second harvest, 100% for wheat, 95% for peanut, 100% for sunflower and 100% for rice. The portion of harvested area completed as of June 30, 2021 was 100% for wheat, 76% for corn, 99% for soybean first harvest, 100% for soybean second harvest, 100% for sunflower, 100% for rice and 97% for peanut.
(2) Includes sorghum and chia.
(3) Includes barley, rye, oats, chickpea and black pea.
(4) Does not consider harvested area for planting activities.

(ii) Effects of Fluctuations in Production Costs
We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel, (v) farm leases and (vi) labor. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled.

(iii) Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuations. For example, between January 1, 2021 and June 30, 2021, ethanol prices increased by 37.1%, according to Escuela Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data, sugar prices increased by 15.8%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Based on Chicago Board of Trade (“CBOT”) data, from January 1, 2021 to June 30, 2021, soybean prices increased by 10.2%, and corn prices increased by 48.8%. Commodity price fluctuations impact our statement of income as follows:

•Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;
•Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and
•Sales of manufactured products and agricultural produce to third parties.
The following graphs show the spot market price of some of our main products since June 30, 2016 to June 30, 2021, highlighting the periods from January 1 to June 30, 2020 and January 1 to June 30, 2021:

Soybean in U.S. cents per bushel (CBOT)

1800
1600
1400
1200
1000
800
600
jun-16
jun-17
jun-18
jun-19
jun-20
jun-21

Corn in U.S. cents per bushel (CBOT)

900
800
700
600
500
400
300
200
jun-16
jun-17
jun-18
jun-19
jun-20
jun-21

Sugar in U.S. cents per pound (ICE-NY)

26
24
22
20
18
16
14
12
10
8
jun-16
jun-17
jun-18
jun-19
jun-20
jun-21

Ethanol in Reais per cubic meter (ESALQ)

3.2
2.9
2.6
2.3
2
1.7
1.4
1.1
0.8
jun-16
jun-17
jun-18
jun-19
jun-20
jun-21

(iv) Fiscal Year and Harvest Year
Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.
The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area
Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and six to seven years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the production area for the periods indicated:

	Six-month period ended June 30,
	2021	2020	Change (%)
	(Hectares)
Crops (1)	174,995	161,700	8.2%
Rice	44,282	41,544	6.6%
Sugar, Ethanol and Energy	183,043	172,452	6.1%

(1) Does not include second crop area or forage.

The increase in sugar, ethanol and energy production area in 2021 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year in accordance with the long-term growth plan of the company. The increase in crops production area in 2021 compared to 2020 was mainly driven by the increase in leased area.

(vi) Effect of Acquisitions, dispositions and land transformation
Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as "no-till" technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.
Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors—Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil—Changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” included in “Item 3. Risk Factors” in our Form 20-F.

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(vii) Macroeconomic Developments in Emerging Markets
We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

Please refer to “Item 4 - Information about the Company - Business Overview - COVID 19” in the Form 20-F, for additional information concerning the COVID 19 pandemic. See also “Item 3. Key Information-D. Risk Factors — Risk related to Argentina — The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.” and “We may be exposed us to risks related to health epidemics and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.” and “The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” in our Form 20-F.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products. Since December 2015, the only product that had remained subject to export taxes was soybean and its derivatives. However, in September 2018 due to economic volatility, the government imposed a 12% export tax on all goods exported from Argentina. A 12% export tax was imposed on the FOB export price of “primary product” goods (including agricultural goods), subject to a cap of four pesos (ARS 4) per U.S. dollar of the corresponding tax value or official FOB price for primary product goods. For all other products, the cap amount was fixed at three pesos (ARS 3) per U.S. dollar of the corresponding tax value or official FOB price. In December 2019, after a change in the Argentine government administration, export taxes were adjusted as per the following table:

Product	Export tax	Cap per dollar exported
Soybean and derivatives	33%	—
Corn	12%	—
Wheat	12%	—
Peanut	7%	—
Sunflower	5%	—
Cotton	5%	—
Rice	5%	—
UHT Milk	12%	$3/usd
Powder Milk	9%	—
Cheese	12%	$3/usd

    As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations
Each of our Argentine, Brazilian and Uruguayan subsidiaries use local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated to local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.
As of June 30, 2021, the Peso-U.S. dollar exchange rate was Ps. 95.7 per U.S. dollar as compared to Ps. 70.5 per U.S. dollar as of June 30, 2020. As of June 30, 2021, the Real-U.S. dollar exchange rate was R$4.9 per U.S. dollar as compared to R$5.5 per U.S. dollar as of June 30, 2020.
The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods since June 30, 2016 to June 30, 2021, highlighting the periods January 1 to June 30, 2020 and January 1 to June 30, 2021:
Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.
Since the outbreak of the COVID-19 pandemic, the Brazilian real depreciated 39.2% against the US Dollar, and we cannot predict the future effects on Exchange rates. Please refer to “Item 4 - Information about the Company - Business Overview - COVID 19", for additional information concerning the COVID 19 pandemic. See also “Item 3. Key Information-D. Risk Factors — Risk related to Argentina —We may be exposed us to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations" in our Form 20-F.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell most of our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies and Estimates-Biological Assets and Agricultural Produce.”

(xi) Capital Expenditures and Other Investments
Our capital expenditures during the last two years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities. Capital expenditures (including both maintenance and expansion) totaled $102.2 million for the six-month period ended June 30, 2021 in comparison to $98.8 million in the same period of 2020. See also “—Capital Expenditure Commitments.”

(xii) Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2021 in each of the countries in which we operate:

Tax Rate (%)
Argentina(1)	35
Brazil(2)	34
Uruguay	25
____________

(1) In June 2021, the Argentine Government introduced new changes in the income tax law, establishing increasing rates, which starts in 25% and reach 35% for income tax gains over Pesos 50 million (0.5 million USD). This new scheme is applicable for the year 2021 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 to 2020, and 13% from 2021 onwards.
(2) Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

The Company’s critical accounting policies and estimates are consistent with those described in Note 34 to the Audited Consolidated Financial Statements included in our Form 20-F.

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet the specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Company operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Company’s ‘Farming’ business is comprised of four reportable segments:

▪The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanut, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties and the purchase and sale of crops produced by third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of which are not within the control of the Company. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

▪The Company’s ‘Dairy’ segment consists of the production and sale of raw milk; and industrialized products, including UHT, cheese and powder milk among others;

▪The Company’s ‘All other segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Company’s management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•The Company’s ‘Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of under-developed and under-managed farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the US dollar each month in Argentine subsidiaries. These already converted figures are subsequently not readjusted and reconverted. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

Key financial and operating data for the six-month period ended June 30, 2021 and 2020

The following table presents selected financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only as of June 30, 2021 and 2020, we have not yet completed the 2020/2021 harvest year crops and 2019/2020 respectively. The harvested tons presented correspond to the harvest completed as of June 30, 2021 and June 30, 2020.

	Six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)	Change (%)
	(In thousands of $)
Sales
Farming Business	224,314	204,871	9.5%
Crops	88,601	83,979	5.5%
Soybean (1)	30,176	28,206	7.0%
Corn (2)	18,857	24,453	(22.9)%
Wheat (3)	6,950	6,310	10.1%
Peanut	20,508	16,537	24.0%
Sunflower	7,857	5,203	51.0%
Other crops(4)	4,253	3,270	30.1%
Rice(6)	59,630	56,938	4.7%
Dairy (7)	75,199	63,386	18.6%
All other segments (8)	884	568	55.6%
Sugar, Ethanol and Energy Business	240,246	133,111	80.5%
Sugar	97,064	34,905	178.1%
Ethanol	117,204	83,163	40.9%
Energy	16,450	14,991	9.7%
Other (9)	9,528	52	100.0%
Total	464,560	337,982	37.5%
Land Transformation (10)	—	2,084	(100.0)%

	2020/2021	2019/2020
	Harvest Year (11) (Unaudited)	Harvest Year (11) (Unaudited)	Chg (%)
Production
Farming Business
Crops (tons)(12)	740,560	613,715	20.7%
Soybean (tons)	173,015	180,220	(4.0)%
Corn (tons) (2)	337,759	262,427	28.7%
Wheat (tons) (3)	122,298	104,188	17.4%
Peanut (tons)	77,364	53,371	45.0%
Sunflower (tons)	28,436	12,652	124.8%
Cotton (tons)	1,688	857	97.0%
Rice (13) (tons)	346,685	278,348	24.6%

	Six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)	Chg (%)
Processed rice (14) (tons)	165,726	173,134	(4.3)%
Dairy (15) (thousand liters)	81,159	66,182	22.6%
Processed milk (16) (thousand liters)	159,186	133,614	19.1%
Sugar, Ethanol and Energy Business
Sugar (tons)	290,336	206,969	40.3%
Ethanol (cubic meters)	261,025	181,553	43.8%
Energy (MWh)	308,699	254,864	21.1%
Land Transformation Business (hectares traded)	—	812	—

	2020/2021	2019/2020
	Harvest Year (Unaudited)	Harvest Year (Unaudited)	Chg (%)
	(Hectares)
Planted Area
Farming Business (17)
Crops	223,451	202,725	10.2%
Soybean	68,315	73,762	(7.4)%
Corn (2)	59,326	61,677	(3.8)%
Wheat (3)	44,392	32,799	35.3%
Peanut	26,123	16,814	55.4%
Sunflower	16,164	6,818	137.1%
Cotton	2,599	4,461	(41.7)%
Forage	6,532	6,393	2.2%
Rice	44,282	41,544	6.6%
Total Planted Area	267,733	244,269	9.6%
Second Harvest Area	41,924	34,632	21.1%
Leased Area	109,190	97,366	12.1%
Owned Croppable Area (18)	111,009	105,878	4.8%

	2021	2020	Chg (%)
Sugar, Ethanol and Energy Business
Sugarcane plantation	183,043	172,452	6.1%
Owned land	8,748	8,748	—
Leased land	174,295	163,704	6.5%

(1)    Includes soybean, soybean oil and soybean meal.
(2)    Includes sorghum and chia.
(3)    Includes barley, rye, oats and chickpea.
(4)    Includes seeds, cotton and cattle.
(5)    Accumulated adjustment of Hyperinflation accounting translation for our Crops segment sales.
(6)    Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(7)    Includes sales of energy from our bio digester, which produces biogas from effluents of our cows.
(8)    All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F.
(9)    Includes, among others operating leases and other services.
(10)    Represents capital gain from the sale of land.
(11)    The table reflects the production in respect of harvest years as of June 30.
(12)    Crop production does not include 284,467 tons and 274,341 tons of forage produced as of June 30, in the 2020/2021 and 2019/2020 harvest years, respectively.
(13)    Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.
(14)    Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.5 tons of rough rice).
(15)    Raw milk produced at our dairy farms.
(16) Own and third parties raw milk processed in our industrial facilities of Morteros and Chivilcoy.
(17)    Includes hectares planted in the second harvest.
(18)    Does not include potential croppable areas being evaluated for transformation and does not include forage area.

Six-month period ended June 30, 2021 as compared to six-month period ended June 30, 2020
The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)
	(In thousands of $ )
Sales of goods and services rendered	464,561	337,983
Cost of goods sold and services rendered	(338,801)	(270,243)
Initial recognition and Changes in fair value of biological assets and agricultural produce	112,450	54,780
Changes in net realizable value of agricultural produce after harvest	(8,806)	5,173
Margin on manufacturing and agricultural activities before operating expenses	229,404	127,693
General and administrative expenses	(31,095)	(24,871)
Selling expenses	(50,046)	(40,481)
Other operating income, net	(12,150)	12,703
Profit from operations before financing and taxation	136,113	75,044
Finance income	23,425	5,665
Finance costs	(74,628)	(169,774)
Other financial results - Net gain of inflation effects on the monetary items	3,637	2,765
Financial results, net	(47,566)	(161,344)
Profit/(loss) before income tax	88,547	(86,300)
Income tax (expense) / benefit	(53,546)	19,795
Profit/(loss) for the period	35,001	(66,505)

Sales of Goods and Services Rendered

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021 (Unaudited)	88,602	59,630	75,199	884	240,246	464,561
2020 (Unaudited)	83,979	56,938	63,386	568	133,112	337,983

Sales of goods and services rendered increased 37.5%, from $337.9 million during the six-month period ended June 30, 2020 to $464.5 million during the same period in 2021, primarily as a result of:

• A $107.1 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 34.3% increase in the volume of sugar and ethanol sold, measured in TRS(1) equivalent, from 481.0 thousand tons of sugarcane during the six-month period ended June 30, 2020 to 646.0 thousand tons of sugarcane during the same period in 2021, diverting 46% of TRS to ethanol production during the six-month period ended June 30, 2020, compared to 59% during the same period in 2021 due to our high degree of asset flexibility, (ii) an increase in volume of energy sold from 385 thousand MWh during the six-month period ended June 30, 2020 to 396 thousand MWh during the same period in 2021, (iii) a 52.7% increase in sugar price, from $243.9 per ton during the six-month period ended June 30, 2020 to $372.9 per ton during the same period in 2021, (iv) a 25.0% increase in ethanol price, from $424.5 per m3 during the six-month period ended June 30, 2020 to $529.9 per m3 during the same period in 2021; and (v) a 9.8% increase in energy prices, from $38.9 per MWh during six-month period ended June 30, 2020, to $41.6 per MWh during the same period in 2021.

The increase in volume of sugar and ethanol sold measured in TRS was mainly due to (i) a 34.3% increase in milling, from 4.2 million tons during the six-month period ended June 30, 2020 to 5.6 million tons during the same period in 2021 due to (a) a 28.7% increase in harvested area from 54.3 thousand hectares during the six-month period ended June 30, 2020 to 69.9 thousand hectares during the same period in 2021, mainly explained by a reduced harvested area during the six-month period ended June 30, 2020 especially because of Covid-19 uncertain situation, and due to drier weather conditions during the six-month period in 2021, coupled with (b) a 3.6% increase in yields; and (ii) a 7.6% increase in TRS content, from 117.2 kg per ton during the six-month period ended June 30, 2020, compared to 126.1 kg per ton during the same period in 2021. These increases was partially offset by an increase in inventories of 33.6 million tons measured in TRS equivalent during the six-month period ended June 30, 2020, compared to an increase in inventories of 94.2 million tons measured in TRS equivalent in the same period in 2021 as a consequence of our strategy to carry stock to capture higher expected margins.

The increase in volume of energy sold was mainly partially offset by (i) a 8% decrease in cogeneration efficiency, from 60.4 KWh per ton during six-month period ended June 30, 2020, to 55.5 KWh per ton during the same period in 2021 explained by our commercial decision to carry bagasse.

(1) On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms.

The following chart sets forth the variables that determine our Sugar and Ethanol sales:

The following chart sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Six-month period ended June 30,
	2021	2020	Change %	2021	2020	Change %	2021	2020	Change %
	(Unaudited)
	(In millions of $)			(In thousands units)			(In dollars per unit)
Ethanol (M3)	117.2	83.2	40.9%	221.2	196.0	12.9%	529.9	424.5	24.8%
Sugar (tons)	97.1	34.9	178.2%	260.4	143.1	82.0%	372.9	243.9	52.9%
Energy (MWh)	16.5	15.0	10.0%	396.3	385.3	2.9%	41.6	38.9	6.9%
Others	9.5	0.1	100.0%
Total	240.2	133.2	80.3%

•A $11.8 million increase in our Dairy segment mainly due to (i) a 16.3% increase in volume of dairy products sold such as fluid milk, powder milk and cheese, measured in liters of fluid milk equivalent, from 149.8 million liters during the six-month period ended June 30, 2020 to 174.2 million liters during the same period in 2021; and (ii) a negative impact of $1.8 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2020 compared to a positive impact of $1.7 million during the same period in 2021. The increase in volume sold is mainly due to (a) an increase of 23.8% of fluid milk production in our free-stalls due to a 19.8% increase in the number of cows, from 10,363 average heads during the six-month period ended June 30, 2020 to 12,413 average heads during the same period in 2021, coupled with (b) a 2.8% increase in cow productivity, from 35.1 liters per cow per day during the six-month period ended June 30, 2020, to 36.1 liters per cow per day during the same period in 2021.
•A $4.6 million increase in our Crops segment driven by (i) a 43.1% increase in corn price, from $144.1 per ton during the six-month period ended June 30, 2020, to $206.3 per ton during the same period in 2021, (ii) a 37.1% increase in soybean price, from $242.5 per ton during the six-month period ended June 30, 2020, to $333.0 per ton during the same period in 2021, (iii) a 20.9% increase in peanut price, from $1,014 per ton during the six-month period ended June 30, 2020, to $1,230 per ton during the same period in 2021; and (iv) a negative impact of $1.6 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2020 compared to a positive impact of $1.7 million during the same period in 2021

This increase was partially offset by (i) a 46.1% decrease in volume of corn sold, from 170.1 thousand tons during the six-month period ended June 30, 2020, to 91.6 thousand tons during the same period in 2021 manly explained by a decrease in inventories as a consequence of a 6% decrease in yields and a 4% decrease in planted area; and (ii) a 22% decrease in volume of soybean sold, from 116.3 thousand tons during the six-month period ended June 30, 2020, to 90.7 thousand tons during the same period in 2021.

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Six-month period ended June 30,
	2021	2020	Chg %	2021	2020	Chg %	2021	2020	Chg %
	(Unaudited)
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	30.2	28.2	7.1%	90.7	116.3	(22.0)%	333.0	242.5	37.3%
Corn (1)	18.9	24.5	(22.9)%	91.6	170.1	(46.1)%	206.3	144.1	43.2%
Wheat (2)	7.0	6.3	11.1%	36.0	37.0	(2.7)%	194.5	170.2	14.3%
Peanut	20.5	16.5	24.2%	16.7	16.3	2.5%	1230.1	1014.9	21.2%
Sunflower	7.9	5.2	51.9%	11.7	7.0	67.1%	674.0	743.0	(9.3)%
Others (3)	4.3	3.3	30.3%
Total	88.6	84.0	5.5%

(1) Includes sorghum, popcorn.
(2) Includes barley and oats.
(3) Includes chickpea, chia, cotton and black oats.

•A $2.7 million increase in our Rice segment, mainly explained by (i) a 23.1% increase in the price of white rice sold, from $440 per ton during the six-month period ended June 30, 2020 to $542 per ton during the same period in 2021; and (ii) a negative impact of $0.9 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2020 compared to a positive impact of $0.8 million during the same period in 2021. These increases were partially offset by 17.8% decrease in the volume of white rice sold, from 113.4 thousand tons during the six-month period ended June 30, 2020, to 93.3 thousand tons during the same period in 2021 mainly due to an increase in inventories from 5.6 thousand tons during the six-month period ended June 30, 2020, compared to an increase in inventories of 22.9 thousand tons during the same period in 2021. These decrease in processed rice year over year was partially offset by (i) a 16.8% increase in yields from 6.7 tons per hectare during the six-month period ended June 30, 2020 to 7.8 tons per hectare during the same period in 2021; and (ii) an increase in planted area resulting in higher rough rice to be processed during the year.

Cost of Goods and Services Rendered

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021 (Unaudited)	(78,105)	(47,452)	(63,528)	(618)	(149,098)	(338,801)
2020 (Unaudited)	(78,645)	(44,353)	(55,576)	(365)	(91,304)	(270,243)

In the case of our agricultural produce sold to third parties (i.e. soybean, corn, wheat and fluid milk), the value of Cost of Goods and Services Rendered is equal to the value of Sales and Services Rendered. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” When the agricultural produce is sold to third parties we do not record any additional profit as the gain or loss has already been recognized.
In the case of our manufactured products sold to third parties (i.e. sugar, ethanol, energy, white rice, processed milk and peanut), the profit is recognized when they are sold. The Cost of Goods and Services Rendered of these products includes, among others, the cost of the agricultural produce (i.e. harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.

Cost of manufactured products sold and services rendered increased 25.4%, from $270.2 million during the six-month period ended June 30, 2020 to $338.8 million during the same period in 2021. This increase was primarily due to:

•a $57.8 million increase in our Sugar, Ethanol and Energy segment, mainly due to (i) the 34.3% increase in the volume of sugar and ethanol sold measured in TRS; and (ii) a 21.6% higher unitary cost in dollar terms mainly affected by the increase in sugarcane prices.

•a $8.0 million increase in our Dairy segment, explained by (i) an increase in volume of processed milk sold by our industrial facilities in Morteros and Chivilcoy; and (ii) a positive impact of $1.5 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2020 compared to a negative impact of $1.3 million during the same period in 2021.

•a $3.1 million increase in our Rice segment, mainly explained by a 30.2% higher unitary cost due to higher rough rice cost, coupled with a a positive impact of $0.5 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2020 compared to a negative impact of $0.4 million during the same period in 2021, coupled with a decrease in the volume of white rice sold.
Partially offset by:

•a $0.5 million decrease in our Crops segment, mainly due to a positive impact of $1.4 effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2020, compared to a negative impact of $1.3 during the same period in 2021 partially offset by an increase in Sales of Goods and Services Rendered.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021 (Unaudited)	40,942	36,485	7,573	(405)	27,855	112,450
2020 (Unaudited)	23,545	16,906	6,505	(309)	8,133	54,780

Initial recognition and changes in fair value of biological assets and agricultural produce increased 105.3%, from $54.8 million during the six-month period ended June 30, 2020 to $112.5 million during the same period in 2021. The increase was mainly due to:

•A $19.7 million increase in our Sugar, Ethanol and Energy segment from $8.1 million during the six-month period ended June 30, 2020 (of which $8.0 million were unrealized gains) to a gain of $27.9 million during the same period in 2021 (which includes $24.3 million of unrealized gains). This increase was mainly due to:
- A $52.1 million increase in the recognition at fair value less cost to sell of harvested sugarcane, from a gain of $0.1 million during the six-month period ended June 30, 2020 to a gain of $52.2 million during the same period in 2021 driven by an increase in sugar prices.

Partially offset by:

- A $32.3 million decrease in the recognition at fair value less cost to sell of non-harvested sugarcane, from a gain of $8.0 million during the six-month period ended June 30, 2020 to a loss of $24.3 million in the same period in 2021, mainly by a decrease in expected yields as a consequence of the negative impact of the frost in our unharvested cane.

•A $19.6 million increase in our Rice segment, from $16.9 million during the six-month period ended June 30, 2020 (of which $8.0 million were unrealized gains) to $36.5 million during the same period in 2021 (of which $22.1 million were unrealized gains). This increase is due to:

- A $16.7 million increase in the recognition at fair value less cost to sell of harvested rice at the point of harvest, from a gain of $17.7 million during the six-month period ended June 30, 2020 to a gain of $34.4 million during the same period in 2021, mainly explained by 16.4% increase in yields, a 6.6% increase in planted area coupled with higher prices.

- A negative impact of $0.8 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2020 compared to a positive impact of $2.1 million during the same period in 2021.

•A $17.4 million increase in our Crops segment from $23.5 million during the six-month period ended June 30, 2020 (of which $10.1 million were realized gains) to $40.9 million during the same period in 2021 (of which $19.3 million were realized gains). This increase is primarily due to:

- The recognition at fair value less cost to sell of harvested crops at the point of harvest, increased $12.3 million, from a gain of $25.8 million during the six-month period ended June 30, 2020 to a gain of $38.1 million during the same period in 2021, mainly due by an increase in average selling prices.

- The recognition at fair value less cost to sell of non-harvested crops increased $2.1 million, from a loss of $1.4 million during the six-month period ended June 30, 2020 to a gain of $0.7 million during the same period in 2021, mainly explained by higher projected prices coupled with an increase in peanut and sunflower planted area.

- A negative impact of $0.8 million effect of hyperinflation accounting and translation for our Argentine operations during the six-month period ended June 30, 2020 compared to a positive impact of $2.1 million during the same period in 2021.

•A $1.1 million increase in our Dairy segment, from $6.5 million during the six-month period ended June 30, 2020 (of which $7.3 million were realized) to $7.6 million during the same period in 2021 (of which $10.2 million were realized), mainly due to:
- A $2.9 million increase in the recognition at fair value less cost to sell of realized production, from $7.3 million during the six-month period ended June 30, 2020 to $10.2 million in the same period in 2021, mainly due to an increase in the number of cows and by an increase in cow productivity.

Partially offset by:

- A $1.1 million decrease in the recognition at fair value less cost to sell of unrealized production, from a loss of $1.7 million during the six-month period ended June 30, 2020 to a loss of $2.8 million in the same period in 2021, mainly explained by changes in herd valuation.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021 (Unaudited)	(7,279)	—	—	—	(1,527)	(8,806)
2020 (Unaudited)	5,174	—	(1)	—	—	5,173

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports.

Changes in net realizable value of agricultural produce after harvest decreased from a gain of $5.2 million during the six-month period ended June 30, 2020, to a loss of $8.8 million during the same period in 2021, as a result of decrease of crops prices which impacted in a lower fair value during six-month period ended in June 30, 2021, compared to a higher fair value of our crops held in inventories during the same period in 2020.

General and Administrative Expenses

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2021 (Unaudited)	(4,078)	(4,241)	(2,584)	(64)	(9,962)	(10,166)	(31,095)
2020 (Unaudited)	(3,954)	(3,158)	(2,269)	(58)	(7,769)	(8,663)	(24,871)

Our general and administrative expenses increased 25%, from $24.9 million during the six-month period ended June 30, 2020 to $31.1 million during the same period in 2021. This increase is mainly explained by higher expenses in Sugar, Ethanol and Energy, and in corporate segments mainly explained by higher gratifications due to higher results in 2020.

Selling Expenses

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2021 (Unaudited)	(7,595)	(8,397)	(7,942)	(68)	(25,934)	(109)	(50,046)
2020 (Unaudited)	(9,163)	(7,782)	(6,825)	(53)	(16,535)	(123)	(40,481)

Selling expenses increased 23.6%, from $40.5 million during the six-month period ended June 30, 2020 to $50.0 million during the same period in 2021. This decrease is explained by:

•a $9.4 million increase in the Sugar, Ethanol and Energy segment, due to higher selling volume of sugar, ethanol and energy.

Partially offset by:

•a $1.5 million decrease in the crops segment, due to lower selling volume of crops.

Other Operating (Expense) /Income, Net

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Land Transformation	Total segment reporting
	(In thousands of $)
2021 (Unaudited)	484	214	(100)	(3,072)	(14,221)	(186)	4,731	(12,150)
2020 (Unaudited)	(2,040)	459	(381)	1,169	11,419	20	2,057	12,704

Other operating income decreased from a gain of $12.7 million during the six-month period ended June 30, 2020 to a loss of $12.2 million during the same period in 2021, primarily due to:
•a $25.6 million decrease in our Sugar, Ethanol & Energy segment mainly explained by a gain of $11.4 million during the six-month period ended June 30, 2020 explained by the decrease in prices, which generated a positive effect in our sugar hedge positions, compared to a loss during the same period in 2021 explained by the increase in prices which generated a negative effect in our sugar hedge positions.
•a $4.2 million decrease in All Other Segments related to lower net gains from the fair value adjustment of Investment property, composed of own farms under lease agreements (i.e. beef cattle farms).
Partially offset by:
•a $2.6 million increase in Land Transformation segment explained by a $2.1 million gain during the six-month period ended June 30, 2020 due to higher soybean prices which generated a higher mark-to-market effect of remaining installments value from the sale of "Alto Alegre" and "Conquista" Brazilian farms.
•a $2.5 million increase in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.

Financial Results, Net
Our financial results, net increased from a loss of $161.3 million during the six-month period ended June 30, 2020 to a loss of $47.6 million during the same period in 2021. This was mainly due to (i) a decrease in foreign exchange losses from a loss of $112.9 million during six-month period ended June 30, 2020, to a gain of $20.1 during the same period in 2021, mainly explained by the 35.7% nominal depreciation of the Brazilian Real during the six-month period ended June 30, 2020, compared to a 4.4% appreciation of the Brazilian Real during the same period in 2021.

The following table sets forth the breakdown of financial results for the periods indicated.

	Six-month period ended June 30,
	2021 (Unaudited)	2020 (*) (Unaudited)	% Change
	(In $ thousands)
Interest income	1,094	2,818	(61.2)%
Interest expense	(29,539)	(30,261)	(2.4)%
Finance Cost - Related to lease liabilities	(9,964)	(6,991)	100.0%
Foreign exchange losses, net	20,115	(112,961)	(117.8)%
Cash flow hedge – transfer from equity	(26,575)	(13,135)	102.3%
Gain/(loss) from interest rate /foreign exchange rate derivative financial instruments	1,892	(2,150)	(188.0)%
Taxes	(2,102)	(2,445)	(14.0)%
Other (expense)/income	(6,123)	1,016	(702.7)%
Other financial results - Net gain of inflation effects on the monetary items	3,637	2,765	31.5%
Total Financial Results	(47,565)	(161,344)	(70.5)%

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 28 of our Interim Financial Statement as of June 30, 2021.

Income tax (expense) / benefit
Current income tax totaled an benefit of $53.5 million for six-month period ended June 30, 2021, compared to an expense of $19.8 million for the same period in 2020.
The income tax calculated at the tax rates applicable to profits in the respective countries in 2021 would represent a loss of $28.9 million. The main adjustments to this amount are: (i) effect of the changes in the statutory income tax rate in Argentina, loss of $18 million (see "Critical accunting policies and estimates - (xii) Effects of Corporate Taxes on Our Income" and a loss of $11.8 million related to the application of IAS 29 on Shareholders' equity of our Argentine Subsidiaries, partially offset by $6.4 million gain for non-taxable income, mainly related to our operations in Uruguay.
The income tax calculated at the tax rates applicable to profits in the respective countries in 2020 would represent a benefit of $29.2 million. The main adjustments to this amount are: (i) a loss adjustment of $7.9 million related to the application of IAS 29 on Shareholders' equity of our Argentine Subsidiarie; (ii) $7 million of non deductible items, partially offset by a gain ; (i) a gain of $3.2 million for the effects of the changes in the statutory income tax in Argentina; and (iii) $3.2 million gain for non-taxable income mainly related to our operations in Uruguay..

Profit / (loss) for the period
As a result of the foregoing, our net income during the six-month period ended June 30, 2021 increased $101.5 million, from a loss of $66.5 million during the same period in 2020 to a gain of $35.0 million in 2021.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•    our ability to generate cash flows from our operations;

•    the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•    our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•    our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Six-month period ended June 30, 2021 and 2020

The table below reflects our statements of Cash Flow for the six-month period ended June 30, 2021 and 2020.

	For the six-month period ended June 30,
	2021	2020 (*)
	(Unaudited, in thousands of $)
Cash and cash equivalent at the beginning of the period	336,282	290,276
Net cash generated from operating activities	76,574	68,513
Net cash used in investing activities	(94,034)	(81,127)
Net cash (used in) / generated from financial activities	(129,270)	282
Effect of exchange rate changes on cash and cash equivalent	(4,387)	(41,685)
Cash and cash equivalent at the end of the period	185,165	236,259

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 29 of our Interim Financial Statement as of June 30, 2021.

Operating Activities
Period ended June 30, 2021
Net cash generated in operating activities was $76.6 million for the six-month period ended June 30, 2021. During this period, we generated a net gain of $35.0 million that included non-cash charges relating primarily to (i) depreciation of fixed assets and right of use asset and amortization for $98.5 million, (ii) losses from interest and other expenses, net of $43.6 million, (iii) losses from foreign exchange, net of $20.1 million and $26.6 million Cash Flow hedge transfer from Equity. All these effects were partially offset by an unrealized gain in initial recognition and changes in fair value of non-harvested biological assets for $14.9 million, a net gain of inflation effects on the monetary items for $3.6 million and an income tax benefit for $53.5 million.

In addition, other changes in operating assets and liabilities resulted in a net decrease in cash of $161.0 million, primarily due to an increase of $140.0 million in inventories, an increase of $59 million in trade and other receivables and a decrease $28.2 million in trade and other payables. All these effects were partially offset by a decrease of $90.3 million in biological assets.

Period ended June 30, 2020
Net cash generated by operating activities was $68.5 million for the six-month period ended June 30, 2020. During this period, we generated a net loss of $66.5 million that included non-cash charges relating primarily to depreciation of fixed assets and right of use asset and amortization for $79.1 million, losses from interest and other expenses, net of $32.6 million, losses from foreign exchange, net of $113.0 million and $13.1 million Cash Flow hedge transfer from Equity. All these effects were partially offset by a gain in initial recognition and changes in fair value of non-harvested biological assets unrealized for $28.3 million, a net gain of inflation effects on the monetary items for $2.8 million and an income tax benefit for $19.8 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $43.7 million, primarily due to an increase of $64.7 million in inventories, an increase of $21.7 million in trade and other receivables and a decrease of $18.0 million in trade and other payables. All these effects were partially offset by a decrease of $56.0 million in biological assets.

Investing Activities

Period ended June 30, 2021

Net cash used in investing activities totaled $94.0 million in the six-month period ended June 30, 2021.

Capital expenditures totaled $103.2 million, of which $63.2 million were directed to maintenance capital expenditures in our Sugar and Ethanol mills, $21.2 were deployed to planting sugarcane (both renewal and expansion), and $8.5 million to our Farming activities. All these concepts were partially offset by the collection of installment from farm sales in previous years and sales of other property plant and equipment for $8.1 million and interest gain of $1.1 million.

Period ended June 30, 2020

Net cash used in investing activities totaled $81.1 million in the six-month period ended June 30, 2020. Capital expenditures totaled $104.6 million, with the following amounts directed as follows: (i) $36.7 million, to the renewal and expansion of our sugarcane plantation and (ii) $62.0 million, mainly driven by the purchase of agricultural and industrial equipment related to the ongoing investment in the expansion of crushing capacity in Ivinhema and the second installment of our peanut processing facility. All these effects were partially offset by collections from the sale of farmland for $16.0 million and interest gains of $5.8 million.

Financing Activities

Period ended June 30, 2021

Net cash used in financing activities was $129.3 million in the period ended June 30, 2021, which are primarily related to (i) increase in net borrowings $47.5 million (ii) lease payments $36.5 million; (iii) interest paid for $22.3 million and (iv) the repurchase of own shares for an amount of $20.2 millions.

Period ended June 30, 2020

Net cash generated in financing activities was $0.3 million in the period ended June 30, 2020, primarily derived from the incurrence of new long and short term borrowings for $10.1 million and $148.9 million, respectively which will be used to finance part of the capital expenditure plan. This effect was primarily offset by net payments of long and short term borrowings in the amounts of $16.2 million and $86.5 million, respectively, lease payments for $25.0 million and $29.4 million of interest paid.

Cash and Cash Equivalents

Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” in our Form 20-F). As of June 30, 2021, our cash and cash equivalents amounted to $185.2 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

We believe we have sufficient liquidity to meet our current working capital requirements for next twelve months.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•    operating cash flow;

•    debt financing;

•    the dispositions of transformed farmland and/or subsidiaries; and

•    debt or equity offerings.

We anticipate that we will use our cash:

•    for other working capital purposes;

•    to meet our budgeted capital expenditures;

•    to make investment in new projects related to our business; and

•    to refinance our current debt.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding lease liabilities and obligations under finance leases) and our exposure to fixed and variable interest rates:

	June 30, 2021	December 31, 2020
	(unaudited)
Fixed rate:
Less than 1 year	162,903	116,113
Between 1 and 2 years	17,567	52,175
Between 2 and 3 years	12,500	39,844
Between 3 and 4 years	—	12,500
More than 5 years	497,232	497,009
	690,202	717,641
Variable rate:
Less than 1 year	18,339	41,513
Between 1 and 2 years	33,040	32,870
Between 2 and 3 years	5,303	6,035
Between 3 and 4 years	30,491	5,154
Between 4 and 5 years	30,668	28,334
More than 5 years	121,458	139,543
	239,299	253,449
	929,501	971,090

As of June 30, 2021 and December 31, 2020 the Company was in compliance with all financial covenants.

Short-term Debt.

As of June 30, 2021, our short term debt totaled $181.2 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

We have no material Capital Expenditure Commitments as of June 30, 2021.